Exhibit 99.1

2019 Corporate Calendar

Maranello (Italy), 15 January 2019 - Ferrari N.V. (the “Company”) (NYSE/MTA: RACE) announced today the following corporate calendar for year 20191:

Earnings Releases

31 January 2019 - Group results for 4th quarter and full-year 2018
2 May 2019 - Group results for 1st quarter 2019
2 August 2019 - Group results for 2nd quarter 2019
4 November 2019 - Group results for 3rd quarter 2019

A conference call for financial analysts is also planned on the date of each earnings release. Listen only live webcasts of the presentations as well as related materials will be accessible on the Company’s corporate website (http://corporate.ferrari.com).

The Annual General Meeting for the approval of the Company’s 2018 financial statements is scheduled for April 12, 2019.

The 2019 corporate calendar is available on the Company’s corporate website (http://corporate.ferrari.com).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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1 The Calendar is consistent with the Company’s practice of providing quarterly financial information.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977